UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended June 30, 2019

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transition Period from              to

Commission File Number 000-25032

UNIVERSAL STAINLESS & ALLOY PRODUCTS, INC.

1996 EMPLOYEE STOCK PURCHASE PLAN

(Full title of the plan and the address of the plan, if different from that of the issuer named below)

UNIVERSAL STAINLESS & ALLOY PRODUCTS, INC.

600 Mayer Street

Bridgeville, PA 15107

(Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office)

Universal Stainless & Alloy Products, Inc.

1996 Employee Stock Purchase Plan

Index to the Financial Statements

Pages
Financial Statements:

Report of Independent Registered Public Accounting Firm	1

Statements of Financial Condition	2

Statements of Income and Changes in Plan Equity	3

Notes to the Financial Statements	4

Signatures	6

Exhibit:

23.1 Consent of Independent Registered Public Accounting Firm

i

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of the

Universal Stainless & Alloy Products, Inc.

1996 Employee Stock Purchase Plan

Bridgeville, Pennsylvania

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of the Universal Stainless & Alloy Products, Inc. 1996 Employee Stock Purchase Plan (the Plan) as of June 30, 2019 and 2018, and the related statement of income and changes in plan equity for the each of the years in the three-year period ended June 30, 2019, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial condition of the Plan as of June 30, 2019 and 2018, and the income and changes in plan equity for each of the years in the three-year period ended June 30, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Plan’s auditor since 2003.

/s/ Schneider Downs & Co., Inc.

Pittsburgh, Pennsylvania

September 30, 2019

Universal Stainless & Alloy Products, Inc.

1996 Employee Stock Purchase Plan

Statements of Financial Condition

	June 30,
	2019	2018
Assets:
Cash	$158,880	$264,894
Receivable from Plan sponsor	128,800	11,874
Total assets	$287,680	$276,768
Liabilities and Plan equity:
Payable to Plan sponsor	$280,712	275,526
Refunds payable to Plan participants	6,313	27
Total liabilities	$287,025	$275,553
Plan equity	655	1,215
Total liabilities and Plan equity	$287,680	$276,768

The accompanying notes are an integral part of these financial statements.

Universal Stainless & Alloy Products, Inc.

1996 Employee Stock Purchase Plan

Statements of Income and Changes in Plan Equity

	For the years ended June 30,
	2019	2018	2017
Additions:
Contributions by participating employees	$325,469	$299,150	$190,693
Interest on bank deposits	896	982	332
Total additions	326,365	300,132	191,025
Deductions:
Stock distributions	279,816	274,475	179,018
Participant withdrawals	46,213	23,968	11,392
Administrative costs	896	982	332
Total deductions	326,925	299,425	190,742
Net increase (decrease) in Plan equity	(560)	707	283
Plan equity, beginning of year	1,215	508	225
Plan equity, end of year	$655	$1,215	$508

The accompanying notes are an integral part of these financial statements.

Universal Stainless & Alloy Products, Inc.

1996 Employee Stock Purchase Plan

Notes to the Financial Statements

June 30, 2019

1.	Description of the Plan

The Universal Stainless & Alloy Products, Inc. (the “Company”) 1996 Employee Stock Purchase Plan (the “Plan”) was adopted by the stockholders of the Company on May 22, 1996 and was amended on May 17, 2006, May 16, 2012 and May 12, 2016.  Under the 2016 amendment, the stockholders increased the number of shares authorized by 100,000 shares to an aggregate 300,000 shares of Company Common Stock for issuance under the Plan for the benefit of substantially all employees of the Company.  The Plan was established to enable eligible employees of the Company to acquire an ownership interest in the Company.  Employees are eligible on the first business day of any purchase period following the commencement of their employment with the Company, provided they are expected on a regularly-scheduled basis to work more than 20 hours per week for more than five months per calendar year.

Purchase rights are granted twice each year in six-month purchase periods beginning July 1 and ending December 31 and beginning January 1 and ending June 30.  Purchase rights are limited to the lesser of (i) 100 shares, (ii) the maximum number of whole shares that could be purchased by an amount equal to 10 percent of an employee’s compensation paid during the purchase period, or (iii) a pro-rata share, based on the employee’s contribution to the Plan, of the shares remaining in the aggregate authorization under the Plan.  The purchase price for shares subject to the purchase right is the lesser of (i) 85 percent of the closing market price of such Common Stock on the date the purchase right is granted, the first business day of the beginning of a six-month purchase period, or (ii) 85 percent of the closing market price of such Common Stock on the date the purchase right is exercised, the last business day of the six-month purchase period.  No cash consideration is received for the granting of purchase rights.

No employee may be granted a purchase right under the Plan if the employee, immediately after the purchase right is granted, owns stock possessing five percent or more of the total combined voting power or value of all classes of stock of the Company.  Also, no employee may purchase shares under the Plan in excess of $25,000 of fair market value of such shares on the date of grant of the purchase right.

Employees may elect to participate by filing an enrollment form and authorizing payroll deductions of up to 10 percent of their compensation; provided, however, that such amount may not exceed 100 shares multiplied by 85 percent of the fair market value of a share of Company Common Stock on the date of the grant of the purchase right.  Payroll deductions begin with the first paycheck received after commencement of the relevant purchase period and end with the last paycheck received within the purchase period.  The shares of Common Stock subject to the purchase right are purchased on the last day of the purchase period by applying the accumulated payroll deductions to the purchase of whole shares of Common Stock.  Any amount remaining after the purchase of whole shares is recorded as Plan equity and applied to the next purchase period; provided, however, if the employee purchased 100 shares during the purchase period, the balance is refunded to the employee.

The Board of Directors of the Company has the power to terminate or amend the Plan at any time.  In 2016, the Board extended the stated termination date of the Plan.  The Plan will, unless further amended by the Board of Directors, terminate on the earlier of the last day of the first purchase period ending in 2021 or on the date on which all shares available for issuance under the Plan have been sold pursuant to the purchase rights exercised under the Plan.

2.	Summary of Significant Accounting Policies:

Basis of Accounting

The accompanying financial statements of the Plan have been prepared in accordance with accounting principles generally accepted in the United States of America.

Security Transactions

Security transactions are accounted for as of the last day of each six-month purchase period.  Securities are issued directly by the Company to the participants of the Plan from unissued shares designated for the Plan, and a corresponding liability to the Plan sponsor is recorded.  The Plan does not hold the securities as temporary investments.  For the fiscal years ended June 30, 2019, 2018 and 2017, the shares issued were 20,452, 15,537 and 17,190, respectively.  Since inception of the Plan, 240,443 of the designated shares have been issued.  The valuation of securities distributed is at cost determined in accordance with the Plan.

Contributions and Deposits

Employee contributions are recorded on the accrual basis as of the date the contributions are withheld from the employees’ compensation.  Contributions to the Plan are initially invested in an interest-bearing cash account pending their investment in the Company’s Common Stock.  Interest earned on such cash balances is returned to the Company to partially offset administrative costs of the Plan.

Withdrawals and Refunds

Participant withdrawals from the Plan may occur at the election of the participant, upon termination of employment or as a refund of contributions made in excess of the value of 100 shares of Common Stock distributed during each purchase period.  Participant withdrawals equal the cash contributed to the Plan less the value of Common Stock distributed to the participant and any Plan equity to be applied to the next purchase period.

Expenses

Certain administrative costs related to the Plan, including audit fees, are paid directly by the Company and are excluded from these financial statements.

3.	Income Taxes

The Plan is an employee stock purchase plan that is intended to meet the requirement of Section 423 of the Internal Revenue Code of 1986, as amended.  Under Section 423, participants receive certain favorable tax benefits by purchasing and selling Common Stock issued under the Plan.  Employees participating in the Plan receive a purchase price discount at the date of purchase but do not recognize taxable income until the shares are subsequently sold.  The Plan is not subject to federal income taxes, therefore no provision for income taxes is included in the financial statements.  The Plan had no uncertain tax positions at June 30, 2019 and 2018.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Board of Directors who administer the Plan have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

Universal Stainless & Alloy Products, Inc.

1996 Employee Stock Purchase Plan

Date: September 30, 2019	/s/ Paul A. McGrath
Paul A. McGrath
(Plan Administrator)